111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Erik Romberg 512.320.9278 Phone eromberg@andrewskurth.com

January 26, 2017

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549-0303

Re:	ManeGain, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed December 13, 2016, File No. 024-10612

Dear Ms. Ravitz:

We are in receipt of your letter dated December 30, 2016 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the letter dated December 30, 2016. We are concurrently filing an Amendment to the Form 1-A Offering Statement. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

Part I – Notification

Item 4. Summary Information Regarding the Offering

1.    Tell us why you indicate that you have not used solicitation of interest communications in connection with the proposed offering. In this regard, we note your Investor Presentation material under the caption “Presentations” of the Investors section on your website. Also ensure that the disclosure in your offering circular is consistent with the material outside of your offering circular. For example,

•    We note the disclosure throughout your offering circular to maximum proceeds of $5 million from your best-efforts offering. However, you state that you are seeking $3 million

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

January 26, 2017

in combination of first round financing under the caption “Capital Requirements/Use of Funds” of your Investor Presentation material.

•    We note the disclosure on page 42 that your “activities since inception have consisted of formation activities, research and development and preparations to raise additional capital.” However, you refer to your “Proven product results, proven market demand, and proven business model during 18 months of market trials under the caption “Summary” of your Investor Presentation material.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Item 4 to reflect that the Company has previously had solicitation of interest communications materials in connection with the proposed offering available on its website. The Company has removed such materials from the Company’s website and has revised the Company’s website to simply direct readers to the Offering Statement. The correct offering size is $5 million, and references to a $3 million offering size have been removed from any material on the website. The Company has also revised the disclosure on page 42 to disclose that activities since inception have included limited market trials. The website material has been revised to simply direct readers to the Offering Statement.

Part II – Offering Circular

Summary Information, page 4

2.    We note Section 3(e) of your subscription agreement includes the representation that the subscriber has “read, reviewed and understood the risk factors set forth in the Offering Circular.” Provide us with your analysis of how this representation in consistent with Section 14 of the Securities Act.

Response: In response to the Staff’s comment, the Company has removed former Section 3(e) from the subscription agreement.

3.    We note that Section 5 of the subscription agreement indicates that each subscriber consents to the exclusive jurisdiction of Travis County. Disclose this provision in the risk factors section and highlight the impact to potential investors. For example, it appears this provision may limit a shareholder’s ability to bring a claim against you.

Response: In response to the Staff’s comment, the Company has removed the consent to exclusive jurisdiction provisions from Section 5 of the subscription agreement.

4.    Expand the disclosure in this section to briefly discuss the over-subscription option, such as the maximum number of shares.

January 26, 2017

Response: In response to the Staff’s comment, the Company has removed the reference to an over-subscription option referred to in “Plan of Distribution”, page 13. The maximum size of the offering will be 1,000,000 shares, and there will be no over-subscription option.

5.     Disclose, if true, that there is a minimum order size for your shares. In this regard we note the reference to you will be selling shares at $5 per share “with a minimum order of 200 shares” under the caption “Want to Make Money Like a Billionaire” under the Investors Section of your website. Also, tell us with specificity where there is such a reference in the Subscription Agreement.

Response: In response to the Staff’s comment, the Company has added references to a minimum order of 200 shares to the Summary Information section, and to the subscription agreement and other appropriate places. The “Want to Make Money Like a Billionaire” caption and associated material has been removed from the Company’s website.

Dilution, page 11

6.     Please update the disclosures throughout this section to be as of a date more current than June 15, 2016. Refer to Form 1-A instructions, Offering Circular, Item 4. Dilution.

Response: In response to the Staff’s comment, the Company has updated the disclosures throughout this section to speak as of September 30, 2016.

7.     As a related matter, please reconcile the pro forma net tangible book value as of June 15, 2016 of ($429,025) in the second paragraph of this section with the pro forma as adjusted net tangible book value as of June 15, 2016 of $4,443,120 in the third paragraph of this section.

Response: In response to the Staff’s comment, the Company has revised the calculations in this section to correct them and state them as of September 30, 2016. The net tangible book value as of September 30, 2016 was ($504,507). The expected proceeds (assuming a full $5 million offering) after payment of offering expenses are approximately $4,872,145, resulting in a net tangible book value after the offering of approximately $4,367,638, or approximately $4.37 per share of Series A Stock.

Plan of Distribution, page 13

8.     We note your response to prior comment 2. Describe the procedures for prospective investors who, if applicable, have submitted non-binding indications of interest to subscribe in the offering. Disclose who will review subscription agreements, who will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity

January 26, 2017

to purchase shares, and how they will be contacted. Also, clarify whether the prospective investors may subscribe only through the website.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this section to provide the requested information.

HairGrower Revenues, page 17

9.    We note your response to prior comment 4. Ensure that your disclosure in this section is consistent with your disclosure elsewhere in your document and with information you have supplied outside of this document. For example:

•    You refer on page 18 to yearly revenues of $255,000, $380,000 as well as $600,000 for the “above average salon.” However, you disclose on page 28 that you believe “certain high end salons can support a run-rate of gross sales between $250,000 and $350,000 per year.”

•    You refer on page 19 to your goal to add between fifty and sixty salons in the first year of operation and to add an additional eighty in the second year. However, you refer on page 28 to getting “into position to support 100 to 200 salons.”

•    You refer on page 28 to “$1 million in profits in 18 months” based on 100 to 200 stores. However, you refer on page 28 to $150,000 to $275,000 in profits per year per salon.

Response: In response to the Staff’s comment, the Company has revised the disclosures to provide that the disclosure in this section is consistent with disclosure elsewhere in this document. The material on the Company’s website has been revised to simply refer the reader to the Offering Statement.

10.    Regarding your response to the last sentence of prior comment 4, disclose whether you have independent support for your projections. Regarding your projected revenue, expand the disclosure on page 18 that you only had a short time to base you assumptions to disclose, if true, that:

•    You have had limited revenues since inception and that you have not had any revenue since 2012 when you ran out of funds.

•    You have had a limited number of customers. In this regard, we note that you refer to 50 customers under the caption “Your Investment Risk and Reward” under “Stocks” of the Investors section of your website.

Response: In response to the Staff’s comment, the Company has expanded to the disclosure on page 18 to make clear that the Company has had limited revenues since inception and has not had any revenue since 2012, and that the Company has had only a limited number of customers. The material on the Company’s website has been revised to simply refer the reader to the Offering Statement.

January 26, 2017

Balance Sheets for Interim Period of December 31, 2015 to September 30, 2016 (Unaudited) and the Year Ending December 31, 2015, page 38

11.    We note the header for the balance sheet states “for interim period of December 31, 2015 to September 30, 2016.” Please revise to have the header match the period presented in the balance sheet as of September 30, 2016.

Response: In response to the Staff’s comment, the Company has revised the header.

12.    Please revise the common stock presented in the stockholders’ equity section of the balance sheet to provide the issued and outstanding shares as of September 30, 2016.

Response: In response to the Staff’s comment, the Company has revised to provide the issued and outstanding shares as of September 30, 2016.

Statement of Operations, page 39

13.    Please revise the headers for the statements of operations, statements of changes in stockholders’ equity, and statements of cash flows to represent the interim periods presented of January 1 through September 30, 2016 and 2015.

Response: In response to the Staff’s comment, the Company has revised the headers as requested.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Sincerely,

/s/ Erik Romberg

Erik Romberg